United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2017

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes   ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes   ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Samarco Presentation
Signature Page	38

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Update on Samarco April 2017 VALE Source: Samarco

“This presentation may include statements that present Vale's expectations about future events or results. These statements about future expectations include indications of our expectations on obtaining licenses or regulatory, governament or legal approvals, our capacity of meeting deadlines and legal and contractual obligations, amendments on the applicable law and regulation, among others. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals businesses and their dependence on global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates, (f) the accomplishment of deadlines and third party obligations, including joint ventures, partners and entities not controlled by Vale, (g) the result of regulatory approvals, license concessions and approvals from government and judicious entities, (h) the decisions on administrative and judicious procedures, (i) incidents and operational accidents, among others. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.” Disclaimer

Geographical context Main impacts Tailing dam rupture Most impacted communities Highest concentration of tailings Highest turbidity of water Source: Renova Foundation BRASIL Minas Gerais Rio de Janeiro

Main impacts •18 fatalities and 1 missed •Around 2,200 hectares impacted along 650 kilometers of the river •Temporary suspension of water supply in 16 locations •Impact on public and private infrastructure, including 3 communities to be relocated •Approximately 300 rural producers impacted. Some of them also had their production capacity impacted •Around 7,500 fishermen impacted due to a ban of fishing activities

Agreement for remediation and compensation The agreement with federal and state authorities, and certain other public authorities allows for the coordination and bring more efficiency in applying the remediation measures, complementing the actions already started • Reparation of the environment and of the communities impacted • Environmental compensation where reparation is not possible, such as: – Project for basic sanitation for the regions impacted – Reconstruction of Bento Rodrigues and Paracatu de Baixo nd n • Creation of the Renova Foundation to manage the socioenvironmental and socio economic programs • Implementation deadline of 15 years, renewable until all the programs have been implemented • Establishment of advisory committees with the participation of technical specialists, regulators and representatives of the communities n of nt • R$ 4.4 bi in the first three years (2016-2018) to guarantee the progress of the reparation and compensation actions, while the projects are being detailed • R$ 0.8-1.6 bi per year from 2019 to 2021, the value will be defined based on approved projects al • R$ 240 million per year over 15 years (since the signature of the agreement) for the execution of the compensation projects • Additional payment of 500 million to fund sanitation initiatives from 2016 to 2018 • In case that Samarco has no resources, Vale and BHP will fund the amounts due Remediation a compensatio program Implementatio the agreeme Basic financi structure

Renova Foundation The Foundation is a private non-profit entity; the name "Renova“ is aligned with its aim of repairing, restoring and reconstruction the damages caused by the failure of Fundão tailings dam. • It is responsible for the 41 socioenvironmental and socioeconomics programs established in the agreement and its headquarter is located in Belo Horizonte. It started to act on August 2nd, 2016 The entity assumed all the reparation activities, which had been undertaken by Samarco and its shareholders It is governed by the distinguished President – Roberto Waack (former executive director of WWF Brasil, GRI, Forestry Stewardship Council) • • Focus of activity: • Action aligned with the expectations of communities, academy, NGOs, government and regulatory agents • Changeoftheactingfocusfromemergencytomorestrategic,aimingmore engagement

Governance structure Curator Council Interfederative Committee Panel of Experts Executive Board Legal ce Technical Chambers C omplian Fiscal Council Ombudsman Audit Advisory Council

Socioenvironmental 1. Social organization – registration, financial assistance, indemnity, indigenous people, social discussion programs – main themes 2. Infrastructure – recovery, reconstruction and resettlement 3. Education, culture and leisure – schools, history, tourism, culture and leisure activities 4. Health – physical and mental health of the impacted populations 5. Innovation – research technologies remediation 6. Economy – fish, agriculture, economic diversity, local employment and development of small businesses Note: all the programs and their ramifications are subject to CIF’s approval, according to the framework agreement and, when applicable, subject to the competent authorities. Source: Renova Foundation

Overview • 40 municipalities served • • • 1,125 people housed in Barra Longa and Ouro Preto/Mariana More than 14,000 people already registered More than 8,000 families served by financial assistance • More than 70,000 proposals generated by the indemnity program and more than 40,000 proposals accepted • • • Courses for more than 500 residents in civil construction, gastronomy and information technology More than 2,100 people trained for the identification of sacred arts More than 990 meetings held in the impacted cities • 1,197 indigenous families in the program • 8,184 cards for emergency financial help delivered Note: all the programs and their ramifications are subject to CIF’s approval, according to the framework agreement and, when applicable, subject to the competent authorities. Source: Samarco

Main infrastructure works • • • • • • • • • • • • • 102 refurbished houses 34 refurbished businesses areas 157,000 m³ material (waste) removed in Barra Longa 18 properties fenced 64 rural properties refurbished and cleaned 2,271 km paved roads recovered 417 km non-paved roads recovered 8 bridges reconstructed 95 yards and areas refurbished in Barra Longa 2 houses reconstructed in Barra Longa 40 simple bridges reconstructed 18 stables reconstructed 3 soccer field reconstructed Dezembro/15 Dezembro/16 Praça principal de Barra Longa Note: all the programs and their ramifications are subject to CIF’s approval, according to the framework agreement and, when applicable, subject to the competent authorities. Source: Samarco

PIM – Mediated Indemnity Program

Indemnity for the interruption of supply and distribution of water

- Accumulated attendance by March 2017: 101,012 beneficiaries served with proposals presented, being 63,023 in Governador Valadares and 37,989 in Colatina;
- Accumulated accepted proposals by March 2017: 67,955 beneficiaries, being 46,931 in Governador Valadares and 21,024 in Colatina;
- Beneficiaries with credited card in March 2017: 30,721 beneficiaries, being 18,760 beneficiaries in Governador Valadares and 11,961 in Colatina.



Note: all the programs and their ramifications are subject to CIF's approval, according to the framework agreement and, when applicable, subject to the competent authorities.

Source: Renova Foundation

VALE

Districts’ reconstruction Gesteira Paracatu de Baixo Bento Rodrigues • Approval by the neighborhood committee of the final version of the urbanistic conceptual plan on March 29, 2017. • Presentation of the urbanistic project proposal to the neighborhood committee and technical advisory on March 28, 2017, with the addition of new farmers. • Under analysis and consideration by the committee and technical advisory. • Draft contracts of purchase and sale of land of the first 4 owners delivered, awaiting the response for completion. • Another area is under analysis, to be presented to the local community, which signaled a preference for compensation or individual resettlement or new area. Note: all the programs and their ramifications are subject to CIF’s approval, according to the framework agreement and, when applicable, subject to the competent authorities. Source: Renova Foundation

Health program Note: all the programs and their ramifications are subject to CIF’s approval, according to the framework agreement and, when applicable, subject to the competent authorities. Source: Renova Foundation •Social and psychological support were provided for the impacted people •76 health professionals were hired by Renova to act in Mariana and Barra Longa •Maintenance service for ambulance was hired in Barra Longa •Medicines and materials were provided to Barra Longa •An UPA (Prompt service unit) was opened in Barra Longa, supported by Renova Foundation •A temporary basic health unit was refurbished in Paracatu and Bento Rodrigues •Two health consultants are preparing a diagnostic on health needs in Barra Longa in order to bear a long term strategy for the provision of health services, and consequently, reduce the dependence of the support provided by Renova foundation

Education program • A school in Gesteira was totally reconstructed • Schools in Paracatu, Bento Rodrigues and Barra Longa received support to resume their regular activities • In Bento Rodrigues it is expected for May 2017 a new scholar space, refurbished and adapted by the Renova foundation, which also make available school transport • Teachers and students continue social and psychological support to receive Note: all the programs and their ramifications are subject to CIF’s approval, according to the framework agreement and, when applicable, subject to the competent authorities. Source: Renova Foundation

Indigenous people: Krenak indigenous land • 396 indigenous people currently live at Krenak indigenous land • For the Krenak, the Rio Doce river (Uatu) has a cultural and religious value • 126familiesreceivedfinancial aid,since November 2015, in an equivalent amount of 9 minimum salaries • 10 km of fences Doceriverand repaired were installed by the Rio 11 kmofroadswere Location of the Krenak indigenous land (ratified) and of the areas under analysis for the expansion (surrounding area and the State Park of Sete Salões). Note: all the programs and their ramifications are subject to CIF’s approval, according to the framework agreement and, when applicable, subject to the competent authorities. Source: Renova Foundation and Comtexto

Indigenous people: Krenak indigenous land • Due to the restriction of the use of water from the Rio Doce river, since November 2015 it has been carried a daily water distribution, of mineral, untreated and clean water (volumes below), to fulfill the consumption needs of human and livestock: 3,000 litres of mineral water 5,000 litres of untreated water 1,000 litres of drinking water • It was delivered 2 boats in order allow people to cross the river, guaranteeing mobility It was distributed 140 water containers and 15 water fountains to provide water for animals • Note: all the programs and their ramifications are subject to CIF’s approval, according to the framework agreement and, when applicable, subject to the competent authorities. Source: Renova Foundation

Indigenous indigenous Indigenouslandof Tupiniquim people: Comboios land and Tupiniquim Comboios – 510 • 156 families received, per month, an emergency financial support of 2.5 minimum wages + 20% per dependent. The first repayment was in 2016, but it was backdated to 2015 Indigenous land of Tupiniquim-Guarani and Caieiras Velhas II-2.595 Tupiniquim and 390 Guarani • 915 families received, per month, an emergency financialsupportofR$ 732.00.Thefirstrepaymentwasin 2016, but it was backdated to 2015 Expansion of the Indigenous land of Comboios, ratified in 2010 Note: all the programs and their ramifications are subject to CIF’s approval, according to the framework agreement and, when applicable, subject to the competent authorities. Source: Renova Foundation and Comtexto

Socioenvironmental programs 1. Tailings Management, Recovery and Improvement of Water Quality – main themes 2. Reforestation and Water Production 3. Biodiversity conservation 4. Water Security and water Quality Revegetation 5. Education, Communication and Information 6. Preservation and Environmental Safety 7. Management and Sustainable Use of Water Handling of tailings Note: all the programs and their ramifications are subject to CIF’s approval, according to the framework agreement and, when applicable, subject to the competent authorities. Source: Renova Foundation

Recovery of sediments tailings dams – contention of The structures are monitored by instruments which detect movements, such as inclinometer andradars. regularly. Visual inspections are made • Dikes S3 and S4 – concluded • Santarém dam – embankment completed • Nova Santarém – Heightening up to 770 quota. To season. • Dike Eixo 1 – Protection structures concluded • Safety remaining structures - FS > 1.5 Source: Samarco (Figure out of scale) be concluded after the raining Note: all the programs and their ramifications are subject to CIF’s approval, according to the framework agreement and, when applicable, subject to the competent authorities.

Sela and Tulipa dykes Safety factor: (Sep 16) Sela 1.55 & Tulipa 1.59 and (Feb 17): Sela 1.57 & Tulipa 1.63 Safety factors values are in accordance with monthly reports of BVP Note: all the programs and their ramifications are subject to CIF's approval, according to the framework agreement and, when applicable, subject to the competent authorities. Source: Samarco

Selinha dyke Works to increase the safety factor of the structure December 2016 November 2015 Safety factor (Feb 17): 1.63 Safety factor (Nov 15): 1.22 Safety factor values are in accordance with monthly reports of BVP Note: all the programs and their ramifications are subject to CIF’s approval, according to the framework agreement and, when applicable, subject to the competent authorities. Source: Samarco

Nova Santarém dam Santarém dam damaged by the incident. Works were made to reestablish the safety factor and increase the storage capacity March 2017 November 2015 Safety factor (Nov 15): 1.37 Safety factor (Nov 16): 2.82 Safety factor values are in accordance with monthly reports of BVP Note: all the programs and their ramifications are subject to CIF’s approval, according to the framework agreement and, when applicable, subject to the competent authorities. Source: Samarco

New structures for contention of sediments Flooding level in case of inundation Predicted flooding level of S4 dyke Note: all the programs and their ramifications are subject to CIF’s approval, according to the framework agreement and, when applicable, subject to the competent authorities. Source: Samarco (Figure out of scale. Simple simulation of the levels of flooding)

Recovery of degraded advances Progress of areas under recovery Status of the 2,184 ha of impacted areas areas – accumulated Recovery status of a 101 mapped tributaries Hectares Candonga Not started Montante S4 Access not authorized Work in progress Concluded Non-access Non priority area Priority area concluded Priority area in progress Note: all the programs and their ramifications are subject to CIF’s approval, according to the framework agreement and, when applicable, subject to the competent authorities. Source: Renova Foundation •Approximately 74% of physical advance in the environmental recovery services of priority areas •74 tributaries with recovery activities initiated (of a total of 101) and execution of approximately 69% of the reconfiguration works of the gutter and erosion control of the priority areas

Recovery steps of the impacted areas Q 20.17'37" S 43•12'2" W-Datum SAD_69 Foto:Marcelo Rosa - (31) 99957 0027 - 32970582

Recovery steps of the impacted areas Water stream Impacted areas Reshaping and erosion control Recovery of access routes File number: 061716_4549 – June/2016 - Photo: Marcelo Rosa – (31) 99957 0027 – 3297 0582

Recovery steps of the impacted areas Restoration of riparian forest Revegetation of exposed soil File number: 061716_4549 – June/2016 - Photo: Marcelo Rosa – (31) 99957 0027 – 3297 0582

Recovery of the tributaries Note: all the programs and their ramifications are subject to CIF’s approval, according to the framework agreement and, when applicable, subject to the competent authorities. Revegetation Source: Renova Foundation Typical example of the recovery of the tributaries of the Gualaxo do Norte and Do Carmo rivers After the incident Reconfiguration and stabilization

Recovery of Gualaxo channel of Norte river Reconfiguration, stabilization and revegetation Note: all the programs and their ramifications are subject to CIF's approval, according to the framework agreement and, when applicable, VALE subject to the competent authorities. Source: Renova Foundation

Recovery Typical example of sources 511 sources already protected, out of 5,000 sources to be recovered over 10 years, with a target of 500 sources per year Fenced sources Note: all the programs and their ramifications are subject to CIF’s approval, according to the framework agreement and, when applicable, subject to the competent authorities. Source: Renova Foundation

Water supply and quality Iron ore tailings are considered non-reactive and non-toxic Note: all the programs and their ramifications are subject to CIF’s approval, according to the framework agreement and, when applicable, subject to the competent authorities. Source: Renova Foundation 26 deep water wells drilled as an alternative water supply 24 km of pipe were delivered for water treatment stations 1.23 billion litres of clean water distributed

Water supply Delivery of the water mains of Pancas river, located in Norte de Colatina (ES) region Pumping system of Linhares (ES) water mains Note: all the programs and their ramifications are subject to CIF’s approval, according to the framework agreement and, when applicable, subject to the competent authorities. Source: Renova Foundation

Water supply Nova ETA in Cachoeira Escura district in Belo Oriente (MG) with treatment capacity of 40 litres per second Water mains of Pancas river contributes for the improvement of the quality of the water supplied in Colatina Note: all the programs and their ramifications are subject to CIF’s approval, according to the framework agreement and, when applicable, subject to the competent authorities. Source: Renova Foundation

Evolution of the water quality Turbidity of Rio Doce river Note: all the programs and their ramifications are subject to CIF’s approval, according to the framework agreement and, when applicable, subject to the competent authorities. Source: Samarco

VALE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: April 17, 2017		Director of Investor Relations

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